September 30, 2005



Fax (513) 721-6035
Room 4561


Roger W. Ach, II
Chief Executive Officer
Games, Inc.
425 Walnut Street, Suite 2300
Cincinnati, OH 45202

      Re: 	Games, Inc.
 		Form 10-KSB/A for the Fiscal Year Ended June 30, 2004
		Filed December 13, 2004
		Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
		Filed May 23, 2005
 		File No. 000-33345

Dear Mr. Ach:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarter Ended March 31, 2005
Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
Note C - Deposit on Games.com Assets, page 8

1. We note your response to our previous comment no. 1 where you indicate that there is no impairment of the deposit which holds the underlying asset Games.com URL as the site is continuing to generate consistent daily traffic. You did not, however, address the impact of the litigation with Atari, Inc., and it is also not clear what impact the daily traffic had on the Company`s financial position and results of operations. Considering the recent Court rulings, the Company should have evaluated the recoverability of the asset pursuant to paragraph 8 of SFAS 144. Provide a recap of the analysis performed including the method and significant assumptions used to test for impairment. If you did not perform an analysis, then explain, in detail, how you determined that such an analysis was not considered necessary, especially given the recent Court rulings.

2. We refer to you to prior comment 2 in our letter dated June 14, 2005. In your response, you did not address how the settlement with
Atari, Inc. could have a possible adverse effect on your operations.
Specifically, tell us how you considered the recent ruling by the Court, which ordered the Company to redeem $3.0 million of its preferred stock held by Atari and to pay an additional $2.1 million plus interest. Tell us how you considered SFAS 5 in determining whether an accrued liability related to the settlement with Atari, Inc. is considered necessary and tell us how you intend to account for this transaction in your June 30, 2005 financial statements.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact David Edgar, Staff Accountant, at (202)-551-
3459
or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

						Sincerely,


						Kathleen Collins
						Accounting Branch Chief
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Roger W. Ach, II
Games, Inc.
September 30, 2005
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